SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of August, 2015

AIXTRON SE

(Translation of registrant’s name into English)

Dornkaulstr. 2

52134 Herzogenrath

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON SE: Release according to Article 26, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution

Notification of voting rights pursuant to Art. 25a WpHG We received the following notification pursuant to Art. 25a WpHG on August 14, 2015:

1. Listed company: AIXTRON SE, Dornkaulstraße 2, 52134 Herzogenrath, Germany

2. Notifier: UBS Group AG, Zurich, Switzerland

3. Triggering event: Exceeding Threshold

4. Threshold(s) crossed or reached: 10%

5. Date at which the threshold is crossed or reached: 12.08.2015

6. Total amount of voting rights: 10.03% (equals 11302645 voting rights)
calculated from the following total number of voting rights issued:
112715180

7. Detailed information on the voting rights proportion:
Voting rights proportion based on financial/other instruments pursuant to
Art. 25a, Sec. 1 WpHG: 3.77% (equals 4251030 voting rights) thereof held indirectly: 3.77% (equals 4251030 voting rights)
Voting rights proportion based on financial/other instruments pursuant to
Art. 25 WpHG: 1.39% (equals 1567065 voting rights) thereof held indirectly:
1.39% (equals 1567065 voting rights)
Voting rights pursuant to Art. 21, 22 WpHG: 4.87% (equals 5484550 voting  rights)

8. Detailed information on financial/other instruments pursuant to Art. 25a WpHG:

Chain of controlled undertakings: UBS AG

ISIN or name/description of the financial/other instrument: Equity Swap
Expiration date: 30.09.2016

ISIN or name/description of the financial/other instrument: Equity Swap
Expiration date: 20.12.2016

ISIN or name/description of the financial/other instrument: Equity Swap
Expiration date: 13.07.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Expiration date: 01.08.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Expiration date: 29.09.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Expiration date: 31.10.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Expiration date: 03.11.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Expiration date: 16.01.2018

ISIN or name/description of the financial/other instrument: Equity Swap
Expiration date: 05.02.2018

ISIN or name/description of the financial/other instrument: Equity Swap
Expiration date: 19.03.2018

ISIN or name/description of the financial/other instrument: Equity Swap
Expiration date: 02.07.2018

ISIN or name/description of the financial/other instrument: Equity Swap
Expiration date: 02.12.2016

ISIN or name/description of the financial/other instrument: Equity Swap
Expiration date: 13.12.2016

ISIN or name/description of the financial/other instrument: Equity Swap
Expiration date: 19.07.2017

ISIN or name/description of the financial/other instrument: Physically
Settled Short PUT Option
Expiration date: 18.12.2015

Furthermore we received the following notification pursuant to Art. 25a WpHG on August 14, 2015:

1. Listed company: AIXTRON SE, Dornkaulstraße 2, 52134 Herzogenrath,  Germany

2. Notifier: UBS AG, Zurich, Switzerland

3. Triggering event: Exceeding Threshold

4. Threshold(s) crossed or reached: 10%

5. Date at which the threshold is crossed or reached: 12.08.2015

6. Total amount of voting rights: 10.03% (equals 11302645 voting rights)
calculated from the following total number of voting rights issued:
112715180

7. Detailed information on the voting rights proportion:
Voting rights proportion based on financial/other instruments pursuant to
Art. 25a, Sec. 1 WpHG: 3.77% (equals 4251030 voting rights) thereof held indirectly: 0.00% (equals 0 voting rights)
Voting rights proportion based on financial/other instruments pursuant to
Art. 25 WpHG: 1.39% (equals 1567065 voting rights) thereof held indirectly:
0.23% (equals 261523 voting rights)
Voting rights pursuant to Art. 21, 22 WpHG: 4.87% (equals 5484550 voting rights)

8. Detailed information on financial/other instruments pursuant to Art. 25a WpHG:

ISIN or name/description of the financial/other instrument: Equity Swap
Expiration date: 30.09.2016

ISIN or name/description of the financial/other instrument: Equity Swap
Expiration date: 20.12.2016

ISIN or name/description of the financial/other instrument: Equity Swap
Expiration date: 13.07.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Expiration date: 01.08.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Expiration date: 29.09.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Expiration date: 31.10.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Expiration date: 03.11.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Expiration date: 16.01.2018

ISIN or name/description of the financial/other instrument: Equity Swap
Expiration date: 05.02.2018

ISIN or name/description of the financial/other instrument: Equity Swap
Expiration date: 19.03.2018

ISIN or name/description of the financial/other instrument: Equity Swap
Expiration date: 02.07.2018

ISIN or name/description of the financial/other instrument: Equity Swap
Expiration date: 02.12.2016

ISIN or name/description of the financial/other instrument: Equity Swap
Expiration date: 13.12.2016

ISIN or name/description of the financial/other instrument: Equity Swap
Expiration date: 19.07.2017

ISIN or name/description of the financial/other instrument: Physically
Settled Short PUT Option
Expiration date: 18.12.2015

Furthermore we received the following notification pursuant to Art. 25a
WpHG on August 19, 2015:

1. Listed company: AIXTRON SE, Dornkaulstraße 2, 52134 Herzogenrath,
Germany

2. Notifier: UBS Group AG, Zurich, Switzerland

3. Triggering event: Falling Below Threshold

4. Threshold(s) crossed or reached: 10%

5. Date at which the threshold is crossed or reached: 14.08.2015

6. Total amount of voting rights: 9.66% (equals 10892233 voting rights)
calculated from the following total number of voting rights issued:
112715180

7. Detailed information on the voting rights proportion:
Voting rights proportion based on financial/other instruments pursuant to
Art. 25a, Sec. 1 WpHG: 3.54% (equals 3986146 voting rights) thereof held indirectly: 3.54% (equals 3986146 voting rights)
Voting rights proportion based on financial/other instruments pursuant to
Art. 25 WpHG: 1.27% (equals 1427924 voting rights) thereof held indirectly:
1.27% (equals 1427924 voting rights)
Voting rights pursuant to Art. 21, 22 WpHG: 4.86% (equals 5478163 voting rights)

8. Detailed information on financial/other instruments pursuant to Art. 25a WpHG:

Chain of controlled undertakings: UBS AG

ISIN or name/description of the financial/other instrument: Equity Swap
Expiration date: 30.09.2016

ISIN or name/description of the financial/other instrument: Equity Swap
Expiration date: 20.12.2016

ISIN or name/description of the financial/other instrument: Equity Swap
Expiration date: 13.07.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Expiration date: 01.08.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Expiration date: 03.11.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Expiration date: 16.01.2018

ISIN or name/description of the financial/other instrument: Equity Swap
Expiration date: 05.02.2018

ISIN or name/description of the financial/other instrument: Equity Swap
Expiration date: 19.03.2018

ISIN or name/description of the financial/other instrument: Equity Swap
Expiration date: 02.07.2018

ISIN or name/description of the financial/other instrument: Equity Swap
Expiration date: 19.07.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Expiration date: 02.12.2016

ISIN or name/description of the financial/other instrument: Equity Swap
Expiration date: 13.12.2016

ISIN or name/description of the financial/other instrument: Physically Settled
Short PUT Option
Expiration date: 18.12.2015

Furthermore we received the following notification pursuant to Art. 25a
WpHG on August 19, 2015:

1. Listed company: AIXTRON SE, Dornkaulstraße 2, 52134 Herzogenrath, Germany

2. Notifier: UBS AG, Zurich, Switzerland

3. Triggering event: Falling Below Threshold

4. Threshold(s) crossed or reached: 10%

5. Date at which the threshold is crossed or reached: 14.08.2015

6. Total amount of voting rights: 9.66% (equals 10892233 voting rights)
calculated from the following total number of voting rights issued:
112715180

7. Detailed information on the voting rights proportion:
Voting rights proportion based on financial/other instruments pursuant to
Art. 25a, Sec. 1 WpHG: 3.54% (equals 3986146 voting rights) thereof held indirectly: 0.00% (equals 0 voting rights)
Voting rights proportion based on financial/other instruments pursuant to
Art. 25 WpHG: 1.27% (equals 1427924 voting rights) thereof held indirectly:
0.11% (equals 121408 voting rights)
Voting rights pursuant to Art. 21, 22 WpHG: 4.86% (equals 5478163 voting rights)

8. Detailed information on financial/other instruments pursuant to Art. 25a
WpHG:

ISIN or name/description of the financial/other instrument: Equity Swap
Expiration date: 30.09.2016

ISIN or name/description of the financial/other instrument: Equity Swap
Expiration date: 20.12.2016

ISIN or name/description of the financial/other instrument: Equity Swap
Expiration date: 13.07.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Expiration date: 01.08.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Expiration date: 03.11.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Expiration date: 16.01.2018

ISIN or name/description of the financial/other instrument: Equity Swap
Expiration date: 05.02.2018

ISIN or name/description of the financial/other instrument: Equity Swap
Expiration date: 19.03.2018

ISIN or name/description of the financial/other instrument: Equity Swap
Expiration date: 02.07.2018

ISIN or name/description of the financial/other instrument: Equity Swap
Expiration date: 19.07.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Expiration date: 02.12.2016

ISIN or name/description of the financial/other instrument: Equity Swap
Expiration date: 13.12.2016

ISIN or name/description of the financial/other instrument: Physically
Settled Short PUT Option
Expiration date: 18.12.2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON SE

Date:	August 19, 2015	By:	/s/ Martin Goetzeler
		Name:	Martin Goetzeler
		Title:	President and CEO